UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
Commission File Number 1-13175
VALERO SAVINGS PLAN
VALERO ENERGY CORPORATION
One Valero Way
San Antonio, Texas 78249

VALERO SAVINGS PLAN
All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because they are not applicable or not required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Valero Energy Corporation Benefit Plans Administrative Committee:
We have audited the accompanying statements of net assets available for benefits of the Valero Savings Plan (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

San Antonio, Texas
June 30, 2008

VALERO SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2007	2006
Assets:
Investments:
Valero Energy Corporation common stock	$66,125,731	$59,089,193
Common/collective trusts	21,153,555	12,375,824
Mutual funds	9,006,339	12,669,459
Participant loans	7,656,945	6,647,487
Money market security	38,088	22,003

Total investments at fair value	103,980,658	90,803,966

Receivables:
Employer contributions, net of forfeitures of $255,795 and $1,703,989, respectively	3,667,098	1,915,024
Interest	15,520	8,195
Due from brokers for securities sold	28,379	3,563

Total receivables	3,710,997	1,926,782

Cash	238,187	196,508

Net assets available for benefits at fair value	107,929,842	92,927,256

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	125,399	207,392

Net assets available for benefits	$108,055,241	$93,134,648

See Notes to Financial Statements.

VALERO SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,
	2007	2006
Investment income:
Interest income	$559,513	$409,233
Dividend income	1,684,512	1,672,060
Net appreciation in fair value of investments	22,191,888	1,628,985

Total investment income	24,435,913	3,710,278

Contributions:
Employee	3,052,572	2,843,079

Employer, net of forfeitures:
Cash	4,133,962	—
Non-cash	910,249	3,115,640

Total employer contributions, net of forfeitures	5,044,211	3,115,640

Total contributions	8,096,783	5,958,719

Asset transfers in from Valero Energy Corporation Thrift Plan	—	124,988

	32,532,696	9,793,985

Deductions from net assets:
Withdrawals by participants	(17,598,799)	(12,978,815)
Asset transfers out to Valero Energy Corporation Thrift Plan	—	(58,857)
Administrative expenses	(13,304)	(10,480)

Total deductions	(17,612,103)	(13,048,152)

Net increase (decrease) in net assets available for benefits	14,920,593	(3,254,167)

Net assets available for benefits:
Beginning of year	93,134,648	96,388,815

End of year	$108,055,241	$93,134,648

See Notes to Financial Statements.

VALERO SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
1. Description of the Plan
As used in this report, the term Valero may refer, depending upon the context, to Valero Energy Corporation, one or more of its consolidated subsidiaries, or all of them taken as a whole.
Valero Energy Corporation is a publicly held independent refining and marketing company with approximately 22,000 employees. As of December 31, 2007, Valero owned and operated 17 refineries in the United States, Canada, and Aruba with a combined total throughput capacity, including processed crude oil, intermediates, and other feedstocks, of approximately 3.1 million barrels per day. Valero markets refined products through an extensive bulk and rack marketing network and a network of approximately 5,800 retail and wholesale branded outlets in the United States, Canada, and Aruba under various brand names including Valero®, Diamond Shamrock®, Shamrock®, Ultramar®, and Beacon®.
Valero’s common stock trades on the New York Stock Exchange under the symbol “VLO.”
The following description of the Valero Savings Plan (the Plan) provides only general information. Participants should refer to the plan document for a complete description of the Plan’s provisions.
General

The Plan is a defined contribution plan covering eligible employees of Valero. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Valero is the plan sponsor. The Valero Energy Corporation Benefit Plans Administrative Committee (Administrative Committee), consisting of persons selected by Valero, administers the Plan. The members of the Administrative Committee serve without compensation for services in that capacity. Merrill Lynch Bank & Trust Co., FSB (Merrill Lynch) is the trustee under the Plan and has custody of the securities and investments of the Plan. Merrill Lynch, Pierce, Fenner & Smith Incorporated is the record keeper for the Plan.
Participation

Participation in the Plan is voluntary and is open to Valero retail employees who have completed one year of service. Employees are eligible to participate in Valero’s employer matching contributions after completion of one year of continuous service. Effective July 1, 2007, all newly hired or rehired “above-the-store-level” retail organization employees are immediately eligible to participate in the Plan, other than (i) the president of the retail organization, (ii) his direct reports, and (iii) anyone in a legal counsel position for the retail organization. The determination of “above-the-store-level” retail organization employee is made in accordance with the internal records of the retail organization.
Asset Transfers

From time to time, asset transfers occur between the Plan and the Valero Energy Corporation Thrift Plan due to the transfer or reemployment of employees to or from retail store positions.
Contributions

Participants can contribute up to 30% of their compensation, as defined in the plan document. Valero contributes $0.60 for every $1.00 of the participant’s contribution up to 6% of compensation. Effective

VALERO SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
July 1, 2006, the Plan’s definition of compensation was revised to exclude unused vacation pay paid to former employees following a separation from service. Effective January 1, 2008, the definition of compensation was further revised to include compensation paid by the later of (i) 2 1/2 months after an employee’s severance from employment or (ii) the end of the plan year that includes the date of the employee’s severance from employment, if the compensation would have been paid to the employee during his employment.
Any employee may make rollover contributions to the Plan. Former employees who retain an account balance under the Plan and who have received or who are eligible to receive a distribution from a defined benefit pension plan sponsored by Valero are also eligible to make a rollover contribution to the Plan. For the years ended December 31, 2007 and 2006, rollover contributions totaled $12,703 and $58,397, respectively, and are included in employee contributions in the statements of changes in net assets available for benefits.
Valero, at the discretion of the Valero Energy Corporation Board of Directors or such other party as designated by such Board, may make profit-sharing contributions to the Plan to be allocated to the accounts of the “Eligible Members” as described in the plan document. For the years ended December 31, 2007 and 2006, the Administrative Committee approved profit-sharing contributions totaling $3,922,893 and $3,573,517, respectively, which were offset by available forfeitures. Employer profit-sharing contributions receivable as of December 31, 2007 and 2006 were received by the Plan in March 2008 and 2007, respectively.
The Internal Revenue Code of 1986, as amended (the Code) establishes an annual limitation on the amount of individual pre-tax salary deferral contributions. This limit was $15,500 and $15,000 for the years ended December 31, 2007 and 2006, respectively. Participants who were eligible to make pre-tax contributions and who attained age 50 before the end of the year were eligible to make an additional catch-up pre-tax contribution of up to $5,000 for each of the years ended December 31, 2007 and 2006.
Prior to September 4, 2007, Valero made non-cash employer contributions of its common stock; however, participants could transfer 100% of Valero’s employer contributions to any other investment option offered. Effective September 4, 2007, all employer contributions are made in cash and are invested according to the investment options elected for the employee contributions.
Forfeitures

In the event a participant terminates before becoming 100% vested in the employer contributions, the non-vested employer contribution amounts held in the participant’s account will be forfeited. If the terminated participant receives a distribution from the vested portion of his account and subsequently resumes employment, any portion of the participant’s account forfeited shall be restored if the participant repays to the Plan the full amount of his distribution within five years after reemployment. If the participant incurs five consecutive one-year breaks in service or fails to repay the distribution received from the vested portion of his account, the participant will permanently forfeit the non-vested portion of his account.
Forfeited amounts are used to reduce future employer contributions or defray Plan administrative expenses. Employer contributions for the years ended December 31, 2007 and 2006 were reduced by $255,795 and $1,704,888, respectively, related to forfeited non-vested accounts.

VALERO SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
Participant Accounts

Employer contributions are credited to an employer account for each participant and employee contributions are credited to an employee account maintained under the Plan for each participant. The employer and employee accounts for each participant are adjusted to reflect all contributions, withdrawals, income, expenses, gains, and losses attributable to these accounts.
Vesting

Participants are vested 100% in their employee account at all times. Participants become 20% vested in their employer account for each year of service with 100% vesting after five years of service. Certain participants are subject to accelerated vesting as a result of special Plan provisions associated with past mergers. Through December 31, 2006, participants vested in 100% of profit-sharing contributions if and when years of vesting service equaled or exceeded five years. Effective January 1, 2007, active participants vest 100% in any profit-sharing contributions after completion of three years of service. A participant will be vested in 100% of his account balance upon his death, disability, or attainment of normal retirement age, as defined in the plan document, and termination or partial termination of the Plan, as defined in the plan document.
Effective January 1, 2006, the Plan was amended to include an accelerated vesting rule for employees of closed retail stores. A participant employed at a retail store whose employment was terminated in connection with and as a result of the sale or closing of that store during 2005 became 100% vested in his account balance as of the date of termination.
Investment Options

Participants direct the investment of 100% of their employee contributions and may transfer existing account balances into any of the investment options offered. These investment options include Valero common stock, common/collective trusts, mutual funds, and the Vanguard Multi-Cap Core Fund. Investments in the Vanguard Multi-Cap Core Fund are comprised of investments in the Vanguard PRIMECAP Fund (a mutual fund) and a money market security.
Effective September 4, 2007, participants may not designate more than 20% of their contributions to be invested in Valero common stock. Transfers into Valero common stock will not be permitted to the extent a transfer would result in more than 50% of the aggregate value of the participant’s account being invested in Valero common stock.
Withdrawals and Distributions

Participants may make the following types of withdrawals of all or part of their respective accounts:
•	one withdrawal during any six-month period from a participant’s after-tax employee account and rollover contribution account with no suspension of future contributions;

•	upon completion of five years of participation in the Plan, one withdrawal from a participant’s after-tax employee account and employer account, with a similar withdrawal allowed 36 months after the date of a previous withdrawal under this provision, with no suspension of future contributions;

•	upon reaching age 59 1/2, one withdrawal during any six-month period from a participant’s employee account and employer account; or

VALERO SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
•	upon furnishing proof of financial necessity, one withdrawal during any six-month period from a participant’s employee account and the vested portion of the employer account, but, for withdrawals of before-tax amounts, not to exceed the aggregate amount of the participant’s before-tax contributions. Individuals who receive a withdrawal for financial necessity will be suspended from making contributions to the Plan for a period of at least six months.
Upon a participant’s death, total and permanent disability, or retirement, the participant or the beneficiary of a deceased participant is entitled to a distribution of the entire value of the participant’s employee account and employer account regardless of whether or not the accounts are fully vested. Upon a participant’s termination for any other reason, the participant is entitled to a distribution of only the value of the participant’s employee account and the vested portion of the participant’s employer account. Distributions resulting from any of these occurrences may be received in a single sum in whole shares of Valero common stock and cash, or entirely in cash. Alternatively, a participant or beneficiary may elect to receive this distribution in the form of equal monthly installments over a period not exceeding the lesser of (i) five years or (ii) the participant’s life expectancy or the joint life expectancy of the participant and the participant’s designated beneficiary. In addition, when the value of a distribution to a participant exceeds $1,000, the distribution may be made prior to the participant attaining age 65 only with the participant’s consent.
Terminated participants may elect to have the Plan trustee hold their accounts for distribution to them at a date not later than April 1 of the calendar year after which they attain age 70 1/2. In this event, terminated participants continue to share in the income, expenses, gains, and losses of the Plan until their accounts are distributed.
In 2006, the Plan was amended to allow for withdrawals of up to $100,000 to qualified participants who sustained economic losses due to Hurricanes Katrina, Rita, and/or Wilma.  This withdrawal election was available to qualified participants prior to January 1, 2007.
Participant Loans

Participants may borrow a minimum of $500. The maximum loan amount a participant may have outstanding is restricted to the lesser of:
a)	$50,000, reduced by the excess of (i) the highest outstanding balance of the participant’s loans during a one-year period over (ii) the participant’s then currently outstanding loan balance on the day any new loan is made, or

b)	one-half of the current value of the participant’s vested interest in his account balance.
The participant may elect a repayment term of up to five years for general-purpose loans or up to 15 years for the purchase of a primary residence. The loan is secured by a lien on the participant’s vested account balance and bears interest at a reasonable rate as determined by the Administrative Committee, presently at prime plus 1%. As of December 31, 2007, interest rates on outstanding participant loans ranged from 5.0% to 10.5% and maturity dates ranged from January 2008 to June 2022. Principal and interest is repaid through payroll deductions. A participant can have two loans outstanding at any time.

VALERO SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
Plan Expenses

The Plan pays a portion of its administrative expenses, including trustee fees and administrative fees. Plan administrative expenses not paid by the Plan are paid by Valero. Valero also provides certain other services at no cost to the Plan.
2. Summary of Significant Accounting Policies
Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting in accordance with United States generally accepted accounting principles (GAAP).
Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the amounts of assets and changes therein reported in the financial statements and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Valuation of Investments

The Plan’s investments are stated at fair value. Valero common stock is valued at its quoted market price as of December 31. Shares of mutual funds are valued at the net asset value of shares held by the Plan as of December 31. Money market securities and participant loans are valued at cost, which approximates fair value. The Plan’s investments in the Merrill Lynch Equity Index Trust and the Barclays LifePath Portfolios are stated at fair value as determined by the issuers of the funds based on the fair value of the underlying assets.
As described in the Financial Accounting Standards Board (FASB) Staff Position Nos. AAG INV-1 and SOP 94-4-1 (FSP), “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans,” investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, investments in common/collective trusts that include benefit-responsive investment contracts are presented at fair value in the statement of net assets available for benefits as well as the adjustment from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.
As provided in the FSP, the Plan’s investment in the Retirement Preservation Trust, a common/collective trust which is fully benefit-responsive, is presented in the statement of net assets available for benefits at the fair value of units held by the Plan as of December 31, with separate disclosure of the adjustment from fair value to contract value, which is equal to principal balance plus accrued interest. The fair value of the fully benefit-responsive investment contracts is calculated by the issuer using a discounted cash flow model, which considers (i) recent fee bids as determined by recognized dealers, (ii) discount rate, and (iii) the duration of the underlying portfolio securities.

VALERO SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
Income Recognition

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Net appreciation (depreciation) in fair value of investments consists of net realized gains and losses on the sale of investments and net unrealized appreciation (depreciation) of investments.
Withdrawals by Participants
Withdrawals by participants are recorded when paid.
Risks and Uncertainties

The Plan’s investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term.
The Plan invests in securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations, and commercial mortgage-backed securities, including securities backed by subprime mortgage loans. The value, liquidity, and related income of those securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.
New Accounting Pronouncement
FASB Statement No. 157
In September 2006, the FASB issued Statement No. 157, “Fair Value Measurements.” Statement No. 157 defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measures, but does not require any new fair value measurements. Statement No. 157 is effective for fiscal years beginning after November 15, 2007. The provisions of Statement No. 157 are to be applied on a prospective basis, with the exception of certain financial instruments for which retrospective application is required. The Plan is in the process of evaluating the impact of Statement No. 157 on the statement of net assets available for benefits and the statement of changes in net assets available for benefits.
3. Investments
Investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31,
	2007	2006
Valero Energy Corporation common stock	$66,125,731	$59,089,193
Retirement Preservation Trust (contract value of $13,658,794 and $11,126,763, respectively)	13,533,395	10,919,371
Participant loans	7,656,945	6,647,487

VALERO SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
The Plan’s investment in shares of Valero common stock represents 63.6% and 65.1% of total investments at fair value as of December 31, 2007 and 2006, respectively. The closing price for Valero common stock was $39.96, $70.03, and $51.16 on June 27, 2008, December 31, 2007, and December 29, 2006, respectively.
During the years ended December 31, 2007 and 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	Years Ended December 31,
	2007	2006
Valero Energy Corporation common stock	$21,598,165	$824,248
Common/collective trusts	(4,006)	198,031
Mutual funds	597,729	606,706

Net appreciation in fair value of investments	$22,191,888	$1,628,985

For the years ended December 31, 2007 and 2006, dividend income included $507,938 and $362,790, respectively, of dividends paid on Valero common stock.
4. Party-in-Interest Transactions
Certain Plan investments are shares of mutual funds, a money market security, and common/collective trusts managed by an affiliate of Merrill Lynch, the trustee of the Plan and a party-in-interest with respect to the Plan. In addition, the Plan allows for investment in Valero’s common stock. Valero, the sponsor of the Plan and a party-in-interest with respect to the Plan, provides accounting and administrative services at no cost to the Plan. These transactions are covered by an exemption from the “prohibited transactions” provisions of ERISA and the Code.
5. Plan Termination
Although it has not expressed any intent to do so, Valero has the right under the Plan to discontinue or reduce its contributions and to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer accounts.
6. Tax Status
The Internal Revenue Service (IRS) has determined and informed Valero by a letter dated September 30, 2002, that the Plan is designed in accordance with applicable sections of the Code. Although the Plan has been amended since receiving the determination letter, the Administrative Committee believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Valero submitted an application to the IRS in January 2008 requesting an updated determination letter; the application is currently under review by the IRS.

VALERO SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
7. Reconciliation of Financial Statements to Form 5500
Fully benefit-responsive investment contracts are recorded on the Form 5500 at fair value but are adjusted to contract value for financial statement presentation. Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit requests that have been processed and approved for payment prior to December 31, but not paid as of that date. Deemed distributions of participant loans are recorded on the Form 5500 upon default by participants; such amounts continue to be reported as participant loans in the financial statements until the participants’ termination and actual distribution from the Plan.
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 Annual Return/Report of Employee Benefit Plan:

	December 31,
	2007	2006
Net assets available for benefits per the financial statements	$108,055,241	$93,134,648
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(125,399)	(207,392)
Amounts allocated to withdrawing participants	(236,134)	(196,448)
Deemed distributions of participant loans	(86,744)	—

Net assets available for benefits per the Form 5500	$107,606,964	$92,730,808

The following is a reconciliation of withdrawals by participants per the financial statements to the Form 5500 Annual Return/Report of Employee Benefit Plan:

	Years Ended December 31,
	2007	2006
Withdrawals by participants per the financial statements	$17,598,799	$12,978,815
Amounts allocated to withdrawing participants as of end of year	236,134	196,448
Amounts allocated to withdrawing participants as of beginning of year	(196,448)	(161,985)

Benefits paid to participants per the Form 5500	$17,638,485	$13,013,278

The following is a reconciliation of investment income per the financial statements to the Form 5500 Annual Return/Report of Employee Benefit Plan:

	Years Ended December 31,
	2007	2006
Investment income per the financial statements	$24,435,913	$3,710,278
Adjustment from fair value to contract value for fully benefit-responsive investment contracts as of end of year	(125,399)	(207,392)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts as of beginning of year	207,392	—

Investment income per the Form 5500	$24,517,906	$3,502,886

VALERO SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
The following is a reconciliation of deemed distributions of participant loans per the financial statements to the Form 5500 Annual Return/Report of Employee Benefit Plan:

	Years Ended December 31,
	2007	2006
Deemed distributions of participant loans per the financial statements	$—	$—
Deemed distributions of participant loans	86,744	—

Deemed distributions of participant loans per the Form 5500	$86,744	$—

VALERO SAVINGS PLAN
EIN: 74-1828067
Plan No. 003
Schedule H, line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2007

Identity of Issue/Description of Investment	Current Value
Common stock:
*Valero Energy Corporation	$66,125,731

Common/collective trusts:
Barclays LifePath 2010 Portfolio	528,659
Barclays LifePath 2015 Portfolio	1,241,040
Barclays LifePath 2020 Portfolio	1,250,160
Barclays LifePath 2025 Portfolio	1,046,754
Barclays LifePath 2030 Portfolio	844,034
Barclays LifePath 2035 Portfolio	625,072
Barclays LifePath 2040 Portfolio	233,347
Barclays LifePath 2045 Portfolio	55,342
Barclays LifePath 2050 Portfolio	34,995
Barclays LifePath Retirement Portfolio	230,457
*Merrill Lynch Equity Index Trust	1,530,300
*Retirement Preservation Trust	13,533,395

Total common/collective trusts	21,153,555

Mutual funds:
American Funds EuroPacific Growth Fund	1,434,202
American Funds Growth Fund of America	1,106,501
Ariel Fund	196,098
*BlackRock Basic Value Fund, Inc.	2,278,259
*BlackRock Small Cap Growth Equity Portfolio	83,620
Pioneer Bond Fund	1,222,703
Vanguard PRIMECAP Fund	2,610,031
Victory Small Company Opportunity Fund	74,925

Total mutual funds	9,006,339

*Participant loans (interest rates range from 5.0% to 10.5%; maturity dates range from January 2008 to June 2022)	7,656,945

Money market security:
*Merrill Lynch Retirement Reserves	38,088

Total investments at fair value	$103,980,658

*	Party-in-interest to the Plan.
See accompanying report of independent registered public accounting firm.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Valero Energy Corporation Benefit Plans Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VALERO SAVINGS PLAN
By:	/s/ Donna M. Titzman
Donna M. Titzman
Chairman of the Valero Energy Corporation Benefit Plans Administrative Committee Vice President and Treasurer, Valero Energy Corporation

Date: June 30, 2008